UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Riviana Foods Inc.

(Name of Subject Company)

Riviana Foods Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

769536103

(CUSIP Number of Class of Securities)

Elizabeth B. Woodard

Vice President, General Counsel and Secretary
Riviana Foods Inc.
2777 Allen Parkway
Houston, Texas 77019
(713) 529-3251
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

Copies to:

Marcus A. Watts

Locke Liddell & Sapp LLP
3400 Chase Tower
600 Travis
Houston, Texas 77002
(713) 226-1200

Item 1.	Subject Company Information.

Name and Address

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) relates is Riviana Foods Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 2777 Allen Parkway, Suite 1500, Houston, Texas 77019-2141, and the telephone number of the Company at that address is (713) 529-3251.

Securities

      The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $1.00 per share, of the Company (the “Shares”). As of July 23, 2004, there were 14,529,823 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

      The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Schedule 14D-9, are set forth in Item 1 above.

Tender Offer

      This Schedule 14D-9 relates to a tender offer made by Ebro Puleva Partners G.P., a Delaware general partnership (“Purchaser”) whose general partners are Ebro Puleva S.A., a “sociedad anónima” organized under the laws of Spain (“Parent”), and Herba Foods S.L., a “sociedad limitada” organized under the laws of Spain, described in the Tender Offer Statement on Schedule TO, dated July 30, 2004 (as amended or supplemented, the “Schedule TO”), to purchase all of the issued and outstanding Shares of the Company at a price of $25.75 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal (which, as they may be amended or supplemented, together constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to this Schedule 14D-9, and are incorporated herein by reference in their entirety.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), among the Company, Parent and Purchaser. The Merger Agreement provides that, following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, and in accordance with Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”) with the Company surviving as a direct wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by the Company as treasury stock or otherwise, or Shares owned by Parent, Purchaser or any of their respective affiliates, which shall be canceled, and other than Shares, if any (collectively, “Dissenting Shares”), held by stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive in cash the Offer Price. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

      The Schedule TO states that the principal executive office of the Parent is located at Calle Villanueva 4, 28001 Madrid, Spain, and its telephone number is +34 902 10 20 31, and that the principal executive office of Purchaser is located at Calle Villanueva 4, 28001 Madrid, Spain, and its telephone number is +34 902 10 20 31.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

General

      Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors and affiliates are described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder that is attached as Annex A to this Schedule 14D-9 (the “Information Statement”) and is incorporated herein by reference.

      Except as set forth in this Item 3 or in Annex A, there exists on the date hereof no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates.

      The Board of Directors (the “Board”) was aware of these contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in Item 4, “The Solicitation or Recommendation.”

Confidentiality Agreement

      On May 4, 2004 the Parent and the Company entered into a Confidentiality Agreement (the “Confidentiality Agreement”). The summary and description of the Confidentiality Agreement in Section 12 (“The Merger Agreement, Stockholder Agreements and Other Relevant Agreements”) of the Offer to Purchase are incorporated herein by reference. Such summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement

      The summary and description of the Merger Agreement and the conditions of the Offer contained in Section 12 (“The Merger Agreement, Stockholder Agreements and Other Relevant Agreements”) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Stockholder Agreements

      Each of the Company’s directors and certain significant stockholders, who together own beneficially approximately 52% of the issued and outstanding Shares as of July 23, 2004, as an inducement for the execution and delivery of the Merger Agreement by Parent and Purchaser, entered into a Stockholder Agreement, dated as of July 23, 2004, with Parent and Purchaser. Pursuant to their respective Stockholder Agreements, the signatories have agreed, among other things, and subject to certain conditions, (i) to tender their Shares in the Offer no later than the tenth (10) business day following commencement of the Offer, (ii) to not withdraw any Shares tendered in the Offer, and (iii) if necessary, to vote their shares in favor of the Merger, the approval of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. A summary of the Stockholder Agreements is also contained in Section 12 (“The Merger Agreement, Stockholder Agreements and Other Relevant Agreements”) of the Offer to Purchase. Such summary is qualified in its entirety by reference to the form of Stockholder Agreements which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Joint Ventures with Parent

      The summary and description of the Company’s joint ventures with Parent or its affiliates contained in Section 9 (“Certain Information Concerning Purchaser, Parent and Other Persons; General Information”) of the Offer to Purchase are incorporated herein by reference.

Effects of Offer and Merger Agreement Under the Company’s Stock Option Plans

      The Merger Agreement provides that, immediately prior to the Effective Time, each then outstanding stock option or similar right (collectively, the “Options”), whether or not then vested or exercisable, shall be (or, if not previously vested and exercisable shall become), consistent with the plans and agreements applicable to such Options, vested and exercisable. The Merger Agreement also provides that as of the Effective Time all such Options shall be canceled by the Company, and each then vested Option shall no longer be exercisable but shall entitle the holder thereof, in cancellation and settlement therefor, to a payment in cash by the Company (subject to any applicable withholding taxes), promptly following the Effective Time, equal to the amount, if any, by which the Offer Price exceeds the exercise price per share of such Options, multiplied by the total number of Shares subject to such Option. All stock option plans established by the Company or any of its subsidiaries, and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries, will terminate as of the Effective Time.

      The summary and description of the treatment of stock options under the Merger Agreement contained in this Schedule 14D-9 and in Section 12 (“The Merger Agreement, Stockholder Agreements and Other Relevant Agreements”) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Effect of the Transaction on Employee Benefit Plans

      The Merger Agreement provides that for a period of 24 months following the Effective Time, Parent will cause the Surviving Corporation to either continue the existing health benefits plans and retirement plans or provide benefits to employees of the Company and its subsidiaries under substitute plans or arrangements that are no less favorable, in the aggregate, to such employees than those currently provided.

      The Merger Agreement also provides that if any of the Company’s or its subsidiaries’ employees participate, effective as of the closing of the Merger, in any health or benefit plans, Parent shall (A) waive all limitations on pre-existing conditions, exclusions and waiting period with respect to participation and coverage requirements, (B) provide each employee with credit for co-payments and deductibles paid prior to the Effective Time, and (C) recognize all service of the employees with the Company or any subsidiary for all purposes (excluding for benefit accrual), to the same extent taken into account under a comparable Company health or benefit plan immediately prior to the closing of the Merger.

Directors’ and Officers’ Indemnification and Insurance

      The Merger Agreement provides that Parent will, to the extent permitted by applicable law, indemnify and hold harmless (including advancement of reasonable expenses) all past and present officers and directors of the Company and any of its subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time to the extent provided in the Company’s and its subsidiaries’ organizational documents in effect as of the date of the Merger Agreement.

      The Merger Agreement provides that Parent will maintain the Company’s existing directors’ and officers’ liability insurance policy maintained on the date of the Merger Agreement, or policies having comparable coverage, terms and conditions, for a period of not less than six years after the Effective Time. Parent shall not be required to pay a per annum premium in excess of 200% of the per annum premium paid by the Company for its directors’ and officers’ liability insurance policy maintained on the date of the Merger Agreement. The Merger Agreement further provides that if the premium required to be paid by Parent would exceed such 200% amount, the coverage of such policy would be reduced to the maximum amount that may be obtained for a per annum premium of 200%.

      The foregoing summary and description of the indemnification and insurance provisions of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Company’s Financial Advisor

      As described in Item 4 (“The Solicitation or Recommendation”) and Item 5 (“Persons/ Assets, Retained, Employed, Compensated or Used”) below, the Company retained Goldman, Sachs & Co. (“Goldman Sachs”) to act as its financial advisor in connection with the Offer and the Merger and to provide a fairness opinion in connection with the Offer and the Merger. Thomas B. Walker, Jr., a former Managing Director of Goldman Sachs, is a director of the Company and is also the father of Thomas B. Walker III, a current Managing Director of Goldman Sachs.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

      At a meeting held on July 22, 2004, all of the directors present at the meeting (with one director being absent) unanimously (i) approved and adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (iii) recommended that the Company’s stockholders accept the Offer, tender their shares pursuant to the Offer and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant thereto. Copies of a letter to the Company’s stockholders communicating the Board’s recommendation and the Company’s press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(1)(C) and (a)(1)(F), respectively.

Background of the Offer

      In connection with the operation of joint ventures and other business dealings, Parent and the Company have from time to time held informal and preliminary discussions to explore the possibility of certain strategic opportunities the two companies might pursue jointly.

      In April 2002, representatives of Parent, which included Mr. Antonio Hernández Callejas, the Chief Executive Officer of Parent, and Mr. Jaime Carbó Fernández, the Chief Financial Officer of Parent, and representatives of the Company, which included Mr. Frank A. Godchaux III, the Chairman of the Board, Mr. Charles R. Godchaux, the Vice Chairman of the Board, Mr. Frank K. Godchaux, then a director, Mr. Joseph A. Hafner Jr., the President and a director, Mr. W. David Hanks, the Executive Vice President and then a director, and Mr. E. Wayne Ray, Jr., the Vice President, Chief Financial Officer and then a director, met in Houston, Texas. The purpose of the meeting was to hold informal and preliminary discussions and explore strategic opportunities the two companies might pursue jointly given the long-term business relationship between the Company and Parent. During that meeting several scenarios and possible alternatives were discussed, but no commitment was made nor agreement reached.

      Initially between January and October 2002, and subsequently after September 2003, the parties negotiated the formation of a subsidiary joint venture in the United Kingdom. During the parties’ negotiations, they continued to discuss from time to time the possibility of certain strategic alternatives the two companies might pursue on a global basis. In July 2003, after several telephone conversations between Mr. Godchaux III and Mr. Hernández, Parent sent the Company a letter, dated July 23, 2003, indicating that the market value of the Company’s shares at that time was higher than a value at which Parent would be interested in pursuing discussions relating to an acquisition of the Company.

      In the period prior to April 2004, representatives of Parent and the Company periodically contacted each other to discuss potential business relationships or transactions between the companies. These discussions culminated in an invitation by Mr. Godchaux III to Mr. Hernández in April 2004 to a meeting in London on May 26 and 27, 2004, to explore a potential sale of the Company to Parent.

      On April 22, 2004, the Company’s Board met and, after presentations by senior management regarding a potential transaction between Parent and the Company, the Company’s Board preliminarily directed senior management to investigate a possible transaction with Parent. The Company’s Board also authorized the engagement of Goldman Sachs as financial advisor to the Company and to advise the Company in connection with the potential sale of the Company. In addition, after discussions with legal counsel, the Board accepted the resignations of Mrs. Theresa G. Payne and Messrs. Frank K. Godchaux, Hanks and Ray as directors in order to have a Board consisting of a majority of independent directors. Goldman Sachs was engaged as financial advisor to the Company’s Board on the terms and conditions set forth in a letter agreement between the Company and Goldman Sachs dated April 23, 2004 (the “Engagement Letter”).

      After the Company’s Board meeting, Mr. Hanks confirmed to Mr. Hernández that the Company remained interested in pursuing a possible transaction with Parent. In addition, Goldman Sachs contacted Parent to discuss issues relating to a transaction between the two companies.

      On April 27, 2004, certain directors and senior management of the Company, including Mr. Godchaux III, Mr. E. James Lowrey, Mr. Hafner, Mr. Hanks, and Mr. Ray, met via telephone conference. At the meeting, a representative of Locke Liddell & Sapp LLP, legal counsel to the Company, reviewed with the directors present at the meeting their fiduciary duties under Delaware law with respect to a business combination, and various factors that the Board may consider in evaluating such a transaction. Representatives of Goldman Sachs then discussed various strategic alternatives available to the Company. Goldman Sachs was then directed by the Board to commence a formal process to identify strategic alternatives available to the Company, including assisting the Company in identifying parties that would likely be interested in a transaction with the Company. After this meeting, Mr. Godchaux III contacted Mr. Hernández confirming the meeting in London in late May.

      On May 4, 2004, Parent and the Company entered into a customary Confidentiality Agreement and thereafter representatives of Parent initiated a preliminary due diligence review of the Company. The Company provided Parent with information relating primarily to its and its subsidiaries, U.S. businesses, the U.S. rice market data and its international subsidiaries.

      On May 10 and 11, 2004, Messrs. Carbó and Hanks met during a regular management committee meeting of the parties’ Boost joint venture and discussed the agenda for the meeting to be held in London on May 26 and 27, 2004, as well as certain Company organizational and managerial issues, reasons for combining Parent and the Company and financial matters.

      On May 21, 2004, Messrs. Godchaux III, Hanks, Hafner and Ray and the Company’s legal counsel met via telephone conference with representatives of Goldman Sachs. At this meeting, Goldman Sachs discussed with the Company the parties that might be interested in a strategic transaction with the Company. Representatives of Goldman Sachs reported that commencing in May 2004, at the direction of the Company, representatives of Goldman Sachs contacted 12 potential strategic and financial partners (not including Parent) to determine their level of interest in a transaction. None of these companies expressed any interest in pursuing a transaction to acquire the Company for various reasons.

      On May 26 and 27, 2004, the planned meeting was held in London and was attended by Messrs. Hernández and Carbó from Parent and Messrs. Godchaux III, Frank K. Godchaux, Hafner, Hanks and Ray from the Company. During such meeting, the parties discussed the possibility of reaching an agreement with respect to the acquisition by Parent of the Company. No agreement was reached at such meeting and negotiations were suspended.

      In a telephone call on June 19, 2004, Messrs. Hernández and Hafner renewed discussions regarding the possible acquisition of the Company by Parent.

      On June 21 and 22, 2004, Messrs. Hernández, Hanks and Godchaux III took part in extensive telephonic discussions regarding a possible transaction. During these discussions, Parent indicated an interest in acquiring the Company at a price of $25.00 per share plus a $0.75 special dividend to be declared by the Company to its stockholders and delivered a letter to such effect to the Company on June 22, 2004.

      On June 23, 2004, the Company and Parent entered into a letter agreement, whereby the Company agreed, among other things, to an exclusivity provision of 45 days and due diligence access to the Company.

      On June 25, 2004, the Company’s Board met to consider the proposed offer. The Board discussed, among other things, the dealings between the Company and Parent in connection with the proposal made by Parent in its June 22 letter, the recent financial performance of the Company, the short-term and long-term prospects for the Company’s business and the possible alternatives to selling the Company, including continuing to operate the business on a stand-alone basis. At the conclusion of the June 25th meeting, the Board recommended that senior management of the Company and representatives of Goldman Sachs continue to explore the possibility of completing a transaction with Parent.

      In late June 2004, Parent contacted several international investment banks for the purpose of retaining a financial advisor to advise it on a potential transaction with the Company. On June 29, 2004, Parent agreed to retain Bear Stearns as its financial advisor. At the same time Parent also retained Dewey Ballantine as its legal advisors.

      The first operative meeting of the representatives of Parent and the Company and their legal and financial advisors was held at Bear Stearns’ offices in New York City on July 6, 2004. After discussion at this meeting, the parties agreed to pursue negotiation of the proposed transaction, including a definitive agreement, at a price of $25.75 per share, with no special dividend. At such meeting a detailed schedule was discussed and agreed upon.

      On July 7, 2004, the Company’s legal counsel delivered to legal counsel for Parent a draft merger agreement and a draft form of stockholder agreement to be executed by certain stockholders of the Company.

      Between July 7, 2004 and July 22, 2004, representatives of Parent, Bear Stearns and Dewey Ballantine conducted due diligence on the Company’s business, including reviewing legal and financial documents provided by the Company. During this period, legal and financial representatives of Parent and the Company and their respective advisors also negotiated all aspects of the proposed transaction and Merger Agreement, including the conditions of the Offer and the Merger, the parties’ representations, warranties and covenants and the termination fee.

      In a meeting held on July 16, 2004, the Company’s Board was updated on the status of negotiations by senior management and its legal counsel. At this meeting, the Board also discussed the financial aspects of the proposed transaction with Goldman Sachs.

      On the morning of July 22, 2004, a special meeting of the Company’s Board was held to discuss outstanding issues. Senior management and legal counsel updated the Board on the status of the negotiations. During the afternoon of July 22, 2004, the Company’s Board met with senior management and its legal counsel to discuss the terms of the Merger Agreement, the status of open issues, final resolutions and the terms of the definitive documentation for the proposed transaction. During this meeting (i) there was a full briefing by management, (ii) representatives of Goldman Sachs provided an analysis of the transaction and delivered orally Goldman Sachs’ opinion (subsequently confirmed in writing) that as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the $25.75 in cash to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders, and (iii) the Company’s legal counsel rendered a full report to the Board. Following extensive discussions, the Board determined that the Offer, the Merger, the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby were in the best interest of the Company and its stockholders and all of the directors attending the meeting (with one director being absent from the meeting) unanimously approved the Offer, the Merger, the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby, subject to finalizing all remaining details to senior management’s satisfaction.

      During the morning of July 23, 2004, a special meeting of the board of directors of Parent was convened to discuss the Merger and issues related to the proposed transaction. In addition to certain members of Parent’s management, representatives of Parent’s financial advisors and legal counsel were also present. Following presentations by Dewey Ballantine and Bear Stearns on the legal and financial aspects of the transaction, respectively, and discussions among members of the board, the board of directors of the Parent approved the Merger, the Offer, the form of the Merger Agreement and the form of the Stockholder Agreements. Immediately thereafter representatives of the general partners of the Purchaser approved the Merger, the Offer, the form of the Merger Agreement and the form of the Stockholder Agreements. In addition, the board of the directors of Herba Foods approved the Offer and the Merger.

      Following the approvals and prior to the opening of the U.S. financial markets on July 23, 2004, the Company, Parent and Purchaser executed and delivered the Merger Agreement and Parent, Purchaser and certain stockholders of the Company entered into the Stockholder Agreements. Thereafter, the parties issued press releases announcing the execution of the definitive agreements.

Reasons for Recommendation by the Board of Directors

      In making the determinations and recommendations set forth above, the Board considered a number of factors, including but not limited to, the following:

(i) the business and financial prospects of the Company as an independent company, and the risks and benefits inherent in remaining independent;

(ii) the amount and form of consideration to be received by the Company’s stockholders;

(iii) the canvassing of the market to determine the interest of potential acquirors of the Company;

(iv) the high likelihood of completing a transaction, especially in light of the fact that the Offer and Merger are not subject to any financing contingency;

(v) information with respect to the financial condition, results of operations and business of the Company, on both a historical and prospective basis;

(vi) the current and expected industry, economic and market conditions in which the Company operates, including the increasingly popular trend of low carbohydrate diets, higher rice costs and centralized buying by supermarket chains;

(vii) the willingness of certain stockholders to enter into the Stockholder Agreements and tender their Shares pursuant to the Offer, including the impact this would have on the likelihood that the transaction would ultimately be consummated;

(viii) the possible alternatives to the Offer and the Merger that might be available to the Company and the stockholders, including the alternative of the Company remaining independent and continuing to execute its strategic plan;

(ix) the historical market prices and recent trading patterns of the Shares and the market prices, recent trading patterns and financial data relating to other companies engaged in the same business as the Company;

(x) the terms of the Merger Agreement, including the conditions to the Offer and the Merger and the parties’ representations, warranties and covenants;

(xi) the Merger Agreement permits the Company to (1) consider an unsolicited, bona fide and written Takeover Proposal (as defined in the Merger Agreement) under certain circumstances, (2) recommend any such proposal that is superior to the Offer and the Merger, if, among other things, (a) the Board, after having consulted with the Company’s financial advisor, makes the determination that it is a superior proposal, (b) after consultation with the Company’s legal advisors, a majority of the Board determines the failure to take any such action would be a breach of the Board’s fiduciary duties, (c) the Company gives the Parent four business days notice, and (d) the Company pays Parent a termination fee in the amount of $3.0 million. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company;

(xii) the potential impact that the Offer and the Merger would have on the Company’s employees and customers; and

(xiii) the opinion of Goldman Sachs that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth in such opinion, the $25.75 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of Goldman Sachs’ written opinion, dated July 23, 2004, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference.

      In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination or determine that any factor was of particular importance. The determination to recommend that stockholders accept the Offer was made after consideration of all of the factors taken as a whole, including discussions with and questioning of the Company’s management and reviewing information received from, and engaging in discussions with and questioning, the Company’s legal and financial advisors. In considering the factors described above, individual members of the Board may have given different weights to different factors.

Opinion of the Company’s Financial Advisor

      Goldman Sachs rendered its opinion to the Company’s Board that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the $25.75 per Share in cash to be received by holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders.

      The full text of the written opinion of Goldman Sachs, dated July 23, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Company’s Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

      In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 29, 2003;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal financial analyses and forecasts for the Company prepared by its management.

      Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded (and noted the relative illiquidity of the Shares), and reviewed the financial terms of certain recent business combinations in the food industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement.

      The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of the Company in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 21, 2004 and is not necessarily indicative of current market conditions.

      Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the period from the initial public offering of Shares on March 7, 1995 until July 21, 2004. In addition, Goldman Sachs analyzed the consideration to be received by holders of the Shares pursuant to the Merger Agreement in relation to the average market prices of the Shares for the (i) latest one month, (ii) latest fifty-two weeks, and (iii) period from the initial public offering of Shares on March 7, 1995 until July 21, 2004.

      This analysis indicated that the price per Share to be paid to the Company’s stockholders pursuant to the Merger Agreement represented:

•	a premium of 0.8% based on the latest one month average market price of $25.56 per Share;

•	a discount of 5.2% based on the latest fifty-two week average market price of $27.16 per Share; and

•	a premium of 29.7% based on the average market price of $19.85 per Share for the period from the Company’s initial public offering on March 7, 1995 until July 21, 2004.

      Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the Large Cap and Mid Cap segments of the food industry:

• Food — Large Cap — US
• Campbell Soup Company
• ConAgra Foods, Inc.
• General Mills, Inc.
• Hershey Foods Corporation
• H.J. Heinz Company
• Kellogg Company
• Kraft Foods, Inc.
• Sara Lee Corporation
• William Wrigley Jr. Company
• Food — Large Cap — Non-US • Cadbury Schweppes plc • Groupe Danone • Nestlé S.A. • Unilever Plc
• Food — Mid Cap
• American Italian Pasta Company
• Dean Foods Company
• Del Monte Foods Company
• Flowers Foods, Inc.
• Lance, Inc.
• McCormick & Company, Inc.
• The J.M. Smucker Company
• Tootsie Roll Industries, Inc.
• Interstate Bakeries Corporation
• Hormel Foods Corporation
• Ralcorp Holdings, Inc.
• Beverage Companies • Cott Corporation • The Coca-Cola Company • Pepsico, Inc.

      Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

      Goldman Sachs calculated and compared various financial multiples and ratios for the selected companies based on financial data as of July 21, 2004, information obtained from SEC filings and IBES median estimates. The multiples and ratios of the Company were calculated using the Company closing price on July 21, 2004, information provided by the Company’s management and IBES median estimates. According to IBES, the only analyst covering the Company is from Prudential research. The multiples and ratios for each of the selected companies were based on the most recent publicly available information.

      Goldman Sachs also calculated and compared the ratios of price to estimated calendar years 2004 and 2005 earnings for the selected companies to the same ratios for the Company. The following table presents the results of this analysis:

Selected Companies

	Range	Median	Range	Median
Price/Earnings Ratio:	(Mid Cap)	(Mid Cap)	(Large Cap)	(Large Cap)	The Company

2004E	11.6x-22.9x*	17.9x*	14.0x-27.8x*	19.2x*	15.5x**
2005E	11.1x-20.7x*	15.4x*	12.7x-25.0x*	16.9x*	15.0x**

*	Based on IBES median estimates.

**	Using earnings estimates based on projections for the Company from Prudential research.

      Goldman Sachs also considered (i) the latest twelve months (“LTM”) earnings before interest, taxes, depreciation and amortization, or EBITDA, margins and (ii) the earnings per share compound annual growth rate, or CAGR, for the selected companies and the Company based on information obtained from SEC filings and IBES median estimates. The CAGR was based on diluted earnings per share from the last full fiscal year to the second projected fiscal year.

      The following table presents the results of this analysis:

	Selected Companies

	Range	Median	Range	Median	The
	(Mid Cap)	(Mid Cap)	(Large Cap)	(Large Cap)	Company

LTM EBITDA Margin	4.0%-27.2%	12.4%	11.9%-33.9%	20.6%	10.5%
Earnings per Share CAGR	(11.3)%-19.5%	11.6%	0.0%-18.9%	9.1%	(6.1)%

      Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis on the Company using the Company’s management projections through its fiscal year ending in 2009. Goldman Sachs calculated illustrative implied present values of free cash flows for the Company for its fiscal years ending in 2004 through 2009 using discount rates ranging from 7% to 10%. Goldman Sachs calculated illustrative implied terminal values for the Company using implied terminal value indications in its fiscal year ending in 2009 based on multiples ranging from 7.0x 2009E EBITDA to 10.0x 2009E EBITDA. These implied terminal value indications were then discounted to illustrative implied present values using discount rates ranging from 7% to 10%. The present value of free cash flows plus the present value of the implied terminal value were summed by Goldman Sachs to arrive at an implied enterprise value. This analysis resulted in illustrative values per Share ranging from $19.68 to $29.63.

      Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the rice and pasta industry since August 1993:

Date Announced	Acquiror	Target (Parent)

May 2003	McCormick & Company, Inc.	Zatarain’s Brands, Inc.
June 2000	ConAgra Foods, Inc	International Home Foods
February 2000	Bestfoods	Arisco Produtos Alimenticios (Privately Owned)
December 1998	Joseph, Littlejohn & Levy	Pasta Business [94.0%] (Hershey Foods)
August 1993	Citicorp Venture Capital	Zatarain’s Brands, Inc.

      For each of the selected transactions, Goldman Sachs calculated and compared levered aggregate consideration as a multiple of (i) LTM sales, (ii) LTM EBITDA, and (iii) LTM earnings before interest and taxes, or EBIT.

      The following table presents the results of this analysis:

Selected Transactions
Proposed
Levered Market Capitalization as a Multiple of:	Range	Median	Transaction

LTM Sales	1.29x-1.80x*	1.51x*	0.9x**
LTM EBITDA	7.4x-8.5x*	8.1x*	8.9x**
LTM EBIT	9.5x-10.9x*	9.7x*	11.4x**

*	The LTM numbers for the selected transactions are based on information from SEC filings.

**	The Company’s LTM numbers are for the fiscal year ending June 27, 2004 and are based on information provided by the Company’s management.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Parent or the transactions contemplated by the Merger Agreement.

      Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company’s Board as to the fairness from a financial point of view of the $25.75 per Share in cash to be received by the holders of Shares in connection with the Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

      As described above, Goldman Sachs’ opinion to the Company’s Board was one of many factors taken into consideration by the Company’s Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking services to the Company from time to time, including having acted as underwriter with respect to the initial public offering of Shares in March 1995. Thomas B. Walker, Jr., a former Managing Director of Goldman Sachs, is a director of the Company and is also the father of Thomas B. Walker III, a current Managing Director of Goldman Sachs. Goldman Sachs also may provide investment banking or other services to the Company or Parent in the future. In connection with the above-described investment banking services, Goldman Sachs has received, and may receive, compensation.

      Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to the Company, Parent and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Parent for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

      The Company’s Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to the Engagement Letter, the Company engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Goldman Sachs a transaction fee based on 0.635% of the aggregate consideration (as defined in the Engagement Letter) paid in the Offer and the Merger, all of which is payable upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender

      Each of the Company’s directors and certain significant stockholders, subject to compliance with applicable law, have executed Stockholder Agreements under which such persons have agreed to tender to Purchaser all Shares owned by such person or entity and vote in favor of the Merger.

Item 5.	Persons/ Assets, Retained, Employed, Compensated or Used.

      The Company retained Goldman Sachs to act as its financial advisor in connection with the Offer and the Merger and to provide a fairness opinion in connection with the Offer and the Merger. Pursuant to the Engagement Letter, the Company agreed to pay Goldman Sachs a transaction fee based on 0.635% of the aggregate consideration (as defined in the Engagement Letter) paid in the Offer and the Merger, all of which is contingent, and payable, upon consummation of the Offer. The Company also agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company concerning the Offer and the Merger.

Item 6.	Interest in Securities of the Subject Company.

      Except as described in this Schedule 14D-9, to the best of the Company’s knowledge, no transactions in Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company, except that the Company has issued Shares upon the exercise of outstanding stock options held by employees and directors under its stock plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      Except as described in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8.	Additional Information.

Section 14(f) Information Statement.

      The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders.

Section 203 of the Delaware General Corporation Law.

      Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless;

•	prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder;

•	upon becoming an Interested Stockholder, such stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder.

The Company’s Board approved the Merger Agreement, and the transactions contemplated thereby, including the Stockholder Agreements, the Offer, the Merger and the purchase of the Shares as contemplated by the Offer. Accordingly, the Company believes that Section 203 of the DGCL is inapplicable to the Offer and the Merger.

Section 253 of the Delaware General Corporation Law.

      Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the consummation of the Offer without a meeting of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of the Company’s stockholders will be required under the DGCL to effect the Merger. As a result, the Company would have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. The Company would also be required to obtain the vote of more than 50% of the outstanding Shares, which will include Shares acquired by the Purchaser. Therefore, if the Merger cannot be accomplished as a short-form merger under Section 253 of the DGCL, a longer period of time will be required to effect the Merger and pay stockholders who do not tender their Shares in the Offer. It is a condition to the Offer that 66 2/3% of the outstanding fully diluted Shares be tendered. As a result, the results of any shareholder vote to adopt the Merger Agreement and approve the Merger is virtually assured.

U.S. Antitrust.

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of Shares in the Offer and the Merger.

      Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from the Parent, the waiting period would be extended for an additional period of ten (10) calendar days following the date of its substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. The summary and description of this regulatory approval process contained in Section 16 (“Required Regulatory Approvals; General”) of the Offer to Purchase is incorporated herein by reference.

Appraisal Rights.

      No appraisal rights are available in connection with the Offer. However, appraisal rights will be available in connection with the Merger. Please read Section 16 (“Required Regulatory Approvals; General”) of the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated July 30, 2004 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO filed by Parent, Purchaser and Herba Foods S.L. on July 30, 2004 (the “Schedule TO”)).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO).
(a)(1)(C)	Letter to Stockholders of the Company dated July 30, 2004 (filed herewith).
(a)(1)(D)	Fairness Opinion of Goldman, Sachs & Co. dated July 23, 2004 (incorporated by reference herein and attached hereto as Annex B).
(a)(1)(E)	Press release issued by Parent on July 23, 2004 (incorporated herein by reference to Exhibit (a)(5)(1) the Schedule TO-C filed by the Parent on July 23, 2004).
(a)(1)(F)	Press release issued by the Company on July 23, 2004 (incorporated herein by reference to the Schedule 14D-9C of the Company filed on July 23, 2004).
(e)(1)	Agreement of Plan and Merger, dated as of July 23, 2004, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on July 23, 2004).
(e)(2)	Form of Stockholder Agreements dated as of July 23, 2004 by and among Parent, Purchaser and certain Stockholders of the Company (incorporated herein by reference to Exhibit (d)(4) of Schedule TO)
(e)(3)	Confidentiality Agreement between Parent and the Company dated as of May 4, 2004 (incorporated by reference to Exhibit (d)(3)(A) of Schedule TO).
Annex A	Information Statement
Annex B	Opinion of Goldman, Sachs & Co.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

RIVIANA FOODS INC.

By:	/s/ W. DAVID HANKS

W. David Hanks
Executive Vice President
and Assistant Secretary

Dated: July 30, 2004

ANNEX A

RIVIANA FOODS INC.

2777 Allen Parkway, Houston, Texas 77019

Information Statement Pursuant to Section 14(f)

of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

      This Information Statement (“Information Statement”) is being mailed on or about July 30, 2004 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Riviana Foods Inc. (the “Company”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent (as defined below) to a majority of seats on the Board of Directors of the Company (the “Board”). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Schedule 14D-9.

      On July 23, 2004, the Company, Ebro Puleva S.A., a “sociedad anónima” organized under the laws of Spain (“Parent”), and Ebro Puleva Partners G.P., a Delaware general partnership whose general partners are Parent and Herba Foods S.L., a “sociedad limitada” organized under the laws of Spain (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser will commence a tender offer to purchase all outstanding shares of common stock, par value $1.00 per share (the “Shares” or “Common Stock”), of the Company at a price per share of $25.75, net to the seller in cash without interest (the “Offer Price”).

      The Merger Agreement requires the Company to cause the directors designated by Parent to be elected to the Board in the event that Purchaser acquires 66 2/3% of the outstanding Shares on a fully diluted basis pursuant to the Offer.

      Pursuant to the Merger Agreement, Parent commenced the Offer on July 30, 2004. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 26, 2004, unless the Offer is extended in accordance with the terms of the Merger Agreement.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement supplements information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

GENERAL INFORMATION REGARDING THE COMPANY

Voting Securities of the Company

      The Company’s Shares are the only class of voting securities outstanding. Each Share entitles the holder thereof to one vote. As of July 23, 2004, there were 14,529,823 Shares outstanding.

Parent Designees to the Board of Directors of the Company

      The Merger Agreement provides that promptly after payment by Purchaser of 66 2/3% of the then-outstanding Shares on a fully diluted basis pursuant to the Offer and from time to time thereafter, Parent shall be entitled to designate at its option up to that number of directors (the “Parent Designees”), rounded to the nearest whole number, of the Board as will make the percentage of the Company’s directors designated by Parent equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent bears to the number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause the Parent Designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both.

      Notwithstanding the foregoing, if 66 2/3% of the Shares are purchased pursuant to the Offer, there will be until the Effective Time at least three directors who were directors of the Company on the date of the Merger Agreement and who are neither officers of the Company nor designees, affiliates or associates (within the meaning of federal securities laws) of Parent (the “Independent Directors”).

      The Parent Designees will be selected by Parent from among the individuals listed on Schedule I attached hereto and incorporated herein by reference. Each of the individuals listed on Schedule I has consented to serve as a director of the Company if appointed or elected. None of the individuals (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of Parent and Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent and Purchaser that, to the best of the their knowledge, none of such executive officers has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed in the Schedule TO or the Schedule 14D-9.

      The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as the Parent Designees are set forth on Schedule I. Pursuant to the Merger Agreement, in the event the Parent Designees are elected or appointed directors, after the payment for the Shares and prior to the Effective Time the affirmative vote of a majority of the Independent Directors shall be required, and alone shall be sufficient, to take action by the Company to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company’s rights or remedies under the Merger Agreement, or (iii) to the extent a decision of the Company, extend the time for performance of Parent’s and Purchaser’s respective obligations under the Merger Agreement.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

Common Stock Outstanding and Principal Holders Thereof

      The following table sets forth information with respect to the shares of Common Stock (the only outstanding class of voting securities of the Company) owned of record and beneficially as of July 23, 2004, unless otherwise specified, by (a) each named executive officer and director, (b) all persons who own of record or are known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock and (c) all directors and executive officers of the Company as a group.

      The percentages of common stock beneficially owned are based on 14,529,823 Shares outstanding as of July 23, 2004.

	Amount and
	Nature of Beneficial		Percentage
Name and Address of Beneficial Owner	Ownership		of Shares

Joseph A. Hafner, Jr.	1,049,448	(1)	7.0%
P.O. Box 2636 Houston, TX 77252-2636
W. David Hanks	142,744	(2)	*
E. Wayne Ray, Jr.	131,025	(3)	*
Ranvir B. Mohindra	37,080	(4)	*
Christopher L. Haines	37,680	(5)	*

	Amount and
	Nature of Beneficial		Percentage
Name and Address of Beneficial Owner	Ownership		of Shares

Frank A. Godchaux III	765,000	(6)	5.3%
P.O. Box 278 Abbeville, LA 70511-0278
Charles R. Godchaux	5,397,011	(7)	37.1%
P.O. Box 278 Abbeville, LA 70511-0278
Charles H. Cotros	10,000		*
Frank K. Godchaux	4,939,678	(8)	34.0%
P.O. Box 278 Abbeville, LA 70511-0278
Leslie K. Godchaux	4,964,878	(9)	34.2%
P.O. Box 278 Abbeville, LA 70511-0278
W. Elton Kennedy	135,000	(10)	*
E. James Lowrey	24,000	(11)	*
Theresa G. Payne	4,941,618	(12)	34.0%
P.O. Box 278 Abbeville, LA 70511-0278
Patrick W. Rose	15,000	(13)	*
Thomas B. Walker, Jr.	92,000	(14)	*
Abbeville Family Partnership, L.P.	4,917,678	(15)	33.8%
P.O. Box 278 Abbeville, LA 70511-0269
All directors and executive officers as a group (22 persons)	8,119,484	(16)	55.9%
Fidelity Management & Research Company	881,705	(17)	6.1%
82 Devonshire Street Boston, MA 02109-3614

*	Less than 1.0%

(1)	Includes (a) 302,719 shares owned beneficially and of record by Mr. Hafner, (b) 5,136 shares owned of record by a custodian for the benefit of Mr. Hafner’s minor child, which custodian exercises sole voting and investment authority with respect to said shares and as to which Mr. Hafner disclaims beneficial ownership, (c) 333,752 shares held in trust for the benefit of Mr. Hafner as to which he exercises sole voting and investment authority, (d) 333,752 shares held in trust for the benefit of Mr. Hafner’s wife as to which she exercises sole voting and investment authority and as to which Mr. Hafner disclaims beneficial ownership, (e) 48,000 shares held in various trusts, as to 24,000 shares of which Mr. Hafner exercises sole voting and investment authority, and as to 24,000 shares of which he shares voting and investment authority with a co-trustee and (f) 26,489 shares subject to employee stock options exercisable within 60 days.

(2)	Includes 33,234 shares subject to employee stock options exercisable within 60 days.

(3)	Includes 8,075 shares subject to employee stock options exercisable within 60 days.

(4)	Includes 17,080 shares subject to employee stock options exercisable within 60 days.

(5)	Includes 2,680 shares subject to employee stock options exercisable within 60 days.

(6)	Includes (a) 465,000 shares owned beneficially and of record by Mr. F.A. Godchaux and (b) 300,000 shares owned of record by Mr. F.A. Godchaux’s wife who exercises sole voting and investment authority with respect thereto, and as to which Mr. F.A. Godchaux disclaims beneficial ownership. The amount in the table excludes 372,883 shares owned of record by a limited partnership, as to which the three general partners share voting and investment authority, and with respect to which

Mr. F.A. Godchaux has a limited partnership interest and an indirect ownership interest in his capacity as a shareholder of a corporate general partner of the limited partnership.

(7)	Includes (a) 475,633 shares owned beneficially and of record by Mr. C.R. Godchaux, (b) 3,700 shares owned beneficially and of record by Mr. C.R. Godchaux’s wife who exercises sole voting and investment authority with respect thereto, and as to which Mr. C.R. Godchaux disclaims beneficial ownership and (c) 4,917,678 shares owned of record by a limited partnership, with respect to which Mr. C.R. Godchaux, in his capacity as President of a corporate general partner of the limited partnership, shares voting and investment authority with two other general partners. The amount in the table excludes 12,000 shares held in various trusts for the benefit of Mr. C.R. Godchaux, as to which the respective trustees of said trusts exercise sole voting and investment authority.

(8)	Includes (a) 22,000 shares held in a trust to which Mr. F.K. Godchaux exercises sole voting and investment authority in his capacity as trustee and (b) 4,917,678 shares owned of record by a limited partnership with respect to Mr. F.K. Godchaux, in his capacity as President of a corporate general partner of the limited partnership, shares voting and investment authority with two other general partners.

(9)	Includes (a) 13,200 shares owned beneficially and of record by Ms. Godchaux, (b) 4,917,678 shares owned of record by a limited partnership, in which Ms. Godchaux is a general partner and (c) 34,000 shares held in various trusts, as to 12,000 shares of which Ms. Godchaux exercises sole voting and investment authority, and as to 22,000 shares of which she shares voting and investment authority as trustee.

(10)	Includes (a) 99,000 shares owned beneficially and of record by Mr. Kennedy, (b) 9,800 shares owned of record by Mr. Kennedy’s wife who exercises sole voting and investment authority with respect thereto, and as to which Mr. Kennedy disclaims beneficial ownership, (c) 19,200 shares held in trust for the benefit of Mr. Kennedy’s children, as to which he exercises sole voting and investment authority as trustee and (d) 7,000 shares subject to non-employee director stock options exercisable within 60 days.

(11)	Includes 12,000 shares subject to non-employee director stock options exercisable within 60 days.

(12)	Includes (a) 12,000 shares owned beneficially and of record by Mrs. Payne, (b) 11,940 shares held in a trust as to which Mrs. Payne exercises sole voting and investment authority in her capacity as trustee and (c) 4,917,678 shares owned of record by a limited partnership with respect to which Mrs. Payne, in her capacity as Chairman of the Board of a corporate general partner of the limited partnership, shares voting and investment authority with two other general partners.

(13)	Includes (a) 3,000 shares held in a family trust, as to which Mr. Rose shares voting and investment authority with a co-trustee and (b) 12,000 shares subject to non-employee director stock options exercisable within 60 days.

(14)	Includes (a) 80,000 shares owned by a limited partnership in which Mr. Walker is a general partner and (b) 12,000 shares subject to non-employee director stock options exercisable within 60 days.

(15)	Voting and investment authority of shares owned by Abbeville Family Partnership, L.P. is exercised by Mr. C.R. Godchaux, Mr. F.K. Godchaux, Ms. Godchaux and Mrs. Payne, who are direct or indirect general partners of the partnership. See notes (7), (8), (9) and (12).

(16)	Notes (1), (2), (3), (4), (5), (6), (7), (10), (11), (13) and (14) apply.

(17)	As of March 31, 2004.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

Name	Age	Since	Position

Frank A. Godchaux III	77	1965	Chairman of the Board of Directors
Charles R. Godchaux	73	1965	Vice Chairman of the Board of Directors
Joseph A. Hafner, Jr.	59	1986	President, Chief Executive Officer and Director
Charles H. Cotros	66	2003	Director
W. Elton Kennedy	58	1986	Director
E. James Lowrey	76	1994	Director
Patrick W. Rose	62	1995	Director
Thomas B. Walker, Jr.	80	1986	Director

      Frank A. Godchaux III has served as Chairman of the Board since 1965 and has served as a consultant to the Company since 1985. Mr. F.A. Godchaux also manages personal and family investments.

      Charles R. Godchaux has served as Vice Chairman of the Board and Chairman of the Executive Committee since 1986. Mr. C.R. Godchaux served as an executive officer of the Company from 1956 to June 1994, when he retired as an employee and was retained as a consultant to the Company.

      Joseph A. Hafner, Jr. has been with the Company since 1972 and has served as President since 1980 and Chief Executive Officer since 1984. Mr. Hafner has been a Director since 1986.

      Charles H. Cotros has been a Director since August 2003. He served as Chairman of SYSCO Corporation since July 2000 and as Chief Executive Officer since January 2000 until his retirement in December 2002. He served as Chief Operating Officer from 1995 until January 2000 and as President from 1999 until July 2000. Mr. Cotros currently serves as director of AmerisourceBergen Corporation and Allied Waste Industries, Inc.

      W. Elton Kennedy has been a Director since 1986. He currently serves as President of Kennedy Rice Dryers, LLC and Riceland Properties, Inc., both based in Mer Rouge, Louisiana. Mr. Kennedy also serves as Chairman of the Board of American Horizons Bank and President of Delta Land and Farm Management Co., LLC.

      E. James Lowrey has been a Director since 1994. He served as Executive Vice President — Finance and Administration of SYSCO Corporation for over five years until his retirement in 1993. Since that time, Mr. Lowrey has managed personal investments. Mr. Lowrey was a Director of SYSCO Corporation for twelve years and currently is a director of Profit Recovery Group International, Inc. and Victory Packing Company.

      Patrick W. Rose has been a Director since 1995. He is currently a private investor and a director of International House of Pancakes, Inc. He was a director of Van Camp Seafood Company, Inc. and was Chairman of the Board, President and Chief Executive Officer until his retirement in 1997.

      Thomas B. Walker, Jr. has been a Director since 1986. He is a senior director of The Goldman Sachs Group, Inc., an investment banking firm, and manages personal and family investments. Mr. Walker is also a director of NCH Corporation.

      Frank A. Godchaux III and Charles R. Godchaux are brothers.

Executive Officers

      The following table sets forth the names, ages and positions of the persons who are not directors and who are executive officers of the Company:

Name	Age	Position

Alfonso Bocaletti	61	Vice President
Ian W. Boyle	68	Vice President
Peter J. Cattaneo	55	Vice President
G. Michael Clark	49	Vice President
Bastiaan G. de Zeeuw	46	Vice President
Thomas M. Forshee	58	Vice President Sales
Christopher L. Haines	59	Vice President Marketing
W. David Hanks	59	Executive Vice President
Stephen K. Isaacson	53	Vice President Manufacturing
Ranvir B. Mohindra	55	Vice President Technical Services
E. Wayne Ray, Jr.	62	Vice President, Chief Financial Officer & Chief Accounting Officer
Paul R. Stevens	51	Vice President
David E. Van Oss	55	Vice President Commodity & International
Elizabeth B. Woodard	51	Vice President, General Counsel and Secretary

      All of the executive officers have each served in their respective positions with the Company set forth in the foregoing table for over five years with the exception of Stephen K. Isaacson who became a Vice President in July 2004, and prior to that time, served as Plant Manager of the Company for over five years.

      The executive officers serve at the pleasure of the Board of Directors.

Meetings and Committees of the Board of Directors

      During the Company’s last fiscal year, the Board of Directors held six meetings. The Board of Directors has an Executive Committee, an Audit Committee, a Compensation and Stock Option Committee and a Corporate Governance and Nominating Committee. Each director attended at least 75% of the meetings of the Board of Directors and the meetings of the committees on which such director serves. The Company does not have a formal policy with respect to attendance of directors at annual shareholder meetings. All of the directors attended the annual shareholders meeting in October 2003.

      Executive Committee. The Executive Committee, which is composed of Frank A. Godchaux III, Charles R. Godchaux, Charles H. Cotros, Joseph A. Hafner, Jr., E. James Lowrey and Thomas B. Walker, Jr., did not hold any meetings during the last fiscal year. The Executive Committee has the authority to exercise all powers of the Board of Directors in the management of the business and affairs of the Company during intervals between meetings of the Board of Directors, except that it has no authority to propose amendments to the Company’s Restated Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Company’s assets or its dissolution, or amend the Company’s Bylaws.

      Audit Committee. The Audit Committee is composed of E. James Lowrey, Thomas B. Walker, Jr., Charles H. Cotros and Patrick W. Rose and met on four occasions during the last fiscal year. The Audit Committee meets with appropriate financial and legal personnel of the Company and the independent public accountants to review the internal controls of the Company and to review its financial reporting. The Audit Committee also pre-approves the appointment of the independent public accountants to serve as auditors in examining the financial statements of the Company. The Audit Committee is charged with the responsibility of reviewing and overseeing all material transactions and material proposed transactions between the

Company and one or more of its directors or executive officers, or their affiliates, with a view to assuring that all such transactions will be on terms no less favorable to the Company than would be available with unaffiliated third parties.

      Rules promulgated by the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 (the “Act”) will require the Company to disclose annually, beginning in its 2004 proxy statement, whether the Audit Committee has one or more “audit committee financial experts,” as defined by the SEC. The Board has determined that currently Mr. Lowrey qualifies as such an expert.

      All of the current members of the Audit Committee are independent non-executive directors and fall within the definition of “independent director” as set forth by the current Nasdaq Stock Market listing standards.

      The Audit Committee operates under a revised written charter adopted and approved by the Board of Directors in August 2003.

      The Act and the Nasdaq Stock Market’s proposed corporate governance listing standards have expanded the responsibilities of the Audit Committee. Some of the changes have become effective and others will become effective at later dates. Members of the Audit Committee continue to work closely with management to implement all changes and procedures required by the legislation and the amended listing standards.

      Compensation and Stock Option Committee. The Compensation and Stock Option Committee, composed of E. James Lowrey, Patrick W. Rose and Thomas B. Walker, Jr., met on four occasions during the last fiscal year. The Compensation and Stock Option Committee (a) makes recommendations to the Board of Directors concerning the election of the Company’s officers, (b) reviews the employee compensation and benefit plans and sets the compensation for officers of the Company, (c) awards bonuses to officers of the Company, (d) assumes responsibility for all broad-based compensation and benefit programs of the Company and (e) administers the Company’s Employee Stock Option Plan.

      Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee, which is composed of Charles H. Cotros, E. James Lowrey and Patrick W. Rose, met on two occasions during the last fiscal year. The Corporate Governance and Nominating Committee (i) identifies individuals qualified to become members of the Board, (ii) recommends individuals to the Board for nomination as members of the Board and its committees and (iii) develops and recommends to the Board corporate governance principles applicable to the Company. All of the current members of the Corporate Governance and Nominating Committee are “independent” as set forth by the current Nasdaq Stock Market listing standards. A current copy of the Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.riviana.com

AUDIT COMMITTEE REPORT

      The Audit Committee conducted its oversight activities for the Company in accordance with the duties and responsibilities outlined in its written charter. The Audit Committee reviewed and discussed the Company’s audited financial statements with management, which has primary responsibility for the financial statements, and has discussed with the Company’s independent auditors, KPMG LLP, who are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles, the matters required to be discussed under Statement on Auditing Standards No. 61 (Communication With Audit Committees).

      In addition, the Audit Committee has discussed with the independent auditors, the auditors’ independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and considered whether the provision of non-audit services to the Company by KPMG LLP is compatible with maintaining that firm’s independence.

      The Audit Committee discussed with the Company’s management and independent auditors the overall scope and plans for their audit. The Audit Committee also reviewed all fees paid to the independent auditors.

      The foregoing report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of our filings under the Act or Exchange Act except to the extent we specifically incorporate this report by reference therein.

      Audit Committee: E. James Lowrey (Chairman), Thomas B. Walker, Jr., Charles H. Cotros, Patrick W. Rose.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Frank A. Godchaux III was formerly employed as an executive officer of the Company until his retirement as such in 1984. Mr. F.A. Godchaux received compensation of $65,000 for fiscal 2004 under an agreement pursuant to which he provided consulting services to the Company. The consulting agreement with the Company currently calls for an annual fee of $65,000 and is terminable annually by the Company. A Split Dollar Insurance Policy covering the life of Mr. F.A. Godchaux expired during fiscal 2004 for which the Company had paid an annual premium.

      From time to time, the Company charters an airplane owned by Frank A. Godchaux III for business use. In fiscal 2004, Mr. F.A. Godchaux was paid $104,460 for the use of the airplane.

      Charles R. Godchaux was formerly employed as an executive officer of the Company until his retirement as such in June 1994. Mr. C.R. Godchaux received compensation of $45,000 for fiscal 2004 under an agreement pursuant to which he provided consulting services to the Company. The consulting agreement with the Company currently calls for an annual fee of $45,000 and is terminable annually by the Company. The Company also paid an annual premium in the amount of $39,585 in fiscal 2004 for a Split Dollar Insurance Policy covering the life of Mr. C.R. Godchaux.

      From time to time, the Company makes rice purchases from Godchaux Bros., an entity in which Frank A. Godchaux III and Charles R. Godchaux each owns a 50% interest. Such purchases, all of which were made at market prices, amounted to $129,839 in fiscal 2004.

      The Company paid fees and claims in the amount of $2,121 for Supplemental Medicare Policies for Mr. F.A. Godchaux and Mr. C.R. Godchaux and their wives in fiscal 2004.

      The Company paid $3,360,674 in fiscal 2004 to W. Elton Kennedy, a director of the Company, or entities controlled by Mr. Kennedy for rice purchases at market prices.

      The Company and Kennedy Rice Dryers, Inc., a corporation in which Mr. Kennedy is the principal stockholder, director and officer, each owns a 50% interest in South LaFourche Farm Partnership (the “Partnership”). During fiscal 2004, the Partnership paid $26,819 in management fees to Delta Land and Farm Management Co., LLC, a company in which Mr. Kennedy is a stockholder, director and officer. The Company and Mr. Kennedy are each contingently liable on a promissory note in the principal amount of $1,557,000 payable by the Partnership to the Farm Credit Bank of Texas.

      Management of the Company believes that the foregoing transactions were on terms no less favorable to the Company than could normally be obtained from unaffiliated third parties. Except as set forth above, neither the Company nor its affiliates have made loans to, or loan guarantees for, officers or directors, or have engaged in material transactions with officers or directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act and the rules of the Securities and Exchange Commission thereunder, require the Company’s directors, executive officers and persons who own more than 10% of Common Stock to file reports of their ownership and changes in ownership of Common Stock with the SEC. The Company’s employees generally prepare these reports on the basis of information obtained from each director and officer. Based on information available to the Company, the Company believes that all reports required by Section 16(a) of the Exchange Act to be filed by its directors, executive officers and greater than 10% owners during the last fiscal year were filed on time, except for a Form 4 report for Mr. Cotros,

Mr. Forshee and Mr. Van Oss and a Form 3 report for Mr. Clark and Mr. Isaacson. The Company inadvertently failed to file the appropriate report on their behalf. Upon discovery of the omission, reports were immediately filed.

EXECUTIVE COMPENSATION

Compensation Tables

      The following table sets forth compensation information for the CEO and the four most highly compensated executive officers of the Company during the Company’s fiscal years 2004, 2003 and 2002, for services rendered during such years to the Company or any of its subsidiaries.

Summary Compensation Table

				Long-Term
				Compensation
				Awards

		Annual Compensation		Securities
	Fiscal			Underlying	All Other
Name and Principal Positions	Year	Salary	Bonus(1)	Options	Compensation(2)

Joseph A. Hafner, Jr.	2004	$445,000	$—	10,000	$17,166
President, Chief Executive Officer and	2003	430,000	236,300	9,000	9,480
Director	2002	406,000	223,400	10,000	8,771
W. David Hanks	2004	$301,750	$—	7,500	$17,346
Executive Vice President and Assistant	2003	291,500	126,000	6,750	9,790
Secretary	2002	275,000	68,300	7,500	7,953
E. Wayne Ray, Jr.	2004	$204,500	$—	7,500	$4,290
Vice President, Chief Financial	2003	197,500	76,100	6,750	10,356
Officer and Treasurer	2002	186,000	73,000	7,500	9,162
Ranvir B. Mohindra	2004	$170,250	$—	4,000	$11,924
Vice President Technical Services	2003	164,500	49,400	3,600	7,515
	2002	155,000	59,600	4,000	7,021
Christopher L. Haines	2004	$165,500	$—	4,000	$14,111
Vice President Marketing	2003	160,000	48,100	3,600	8,001
	2002	151,000	58,000	4,000	7,438

(1)	Bonuses payable for fiscal 2004 in accordance with the Company’s annual bonus plan have not yet been determined.

(2)	All other compensation amounts for fiscal 2004 include matching contributions to the Company’s Savings Plan of $6,731, $5,939, $6,715, $5,618 and $5,462 and premiums for executive life insurance of $3,233, $3,233, $4,471, $2,283 and $2,976 for Messrs. Hafner, Hanks, Ray, Mohindra, and Haines, respectively.

      The following tables present certain information for the fiscal year ended June 27, 2004 with respect to stock option grants made to the individuals named in the Summary Compensation Table above.

Option/ SAR Grants in Last Fiscal Year

		Percent of			Potential Realizable
	Number of	Total Options			Value at Assumed Annual
	Securities	Granted to			Rates of Stock Price
	Underlying	Employees in	Exercise Price	Expiration	Appreciation for Option
Name	Options	Fiscal 2004	Per Share	Date	Terms(2)

					5%	10%
Joseph A. Hafner, Jr.	10,000	4.02%	$29.40	8/19/13	$184,895	$468,560
W. David Hanks	7,500	3.01%	$29.40	8/19/13	$138,671	$351,420
E. Wayne Ray, Jr.	7,500	3.01%	$29.40	8/19/13	$138,671	$351,420
Ranvir B. Mohindra	4,000	1.61%	$29.40	8/19/13	$73,958	$187,424
Christopher L. Haines	4,000	1.61%	$29.40	8/19/13	$73,958	$187,424

(1)	248,950 stock options were granted in fiscal 2004.

(2)	The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, of the price of the Company’s Common Stock.

Aggregated Option/ SAR Exercises in Last Fiscal Year and FY-End Option/ SAR Values

			Number of
			Securities Underlying	Value of Unexercised
	Shares		Unexercised	In-the-Money
	Acquired on	Value	Options/SARS	Options/SARS
	Exercise	Realized	at FY-End (#)	at FY-End ($)(1)
Name	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Joseph A. Hafner, Jr.	15,441	$198,480	21,589/41,970	$116,042/$184,613
W. David Hanks	2,291	$35,488	29,559/30,900	$207,759/$133,771
E. Wayne Ray, Jr.	38,950	$459,456	4,400/30,900	$25,000/$133,771
R. B. Mohindra	—	—	15,120/16,480	$102,184/$71,344
C. L. Haines	9,600	$96,592	720/16,480	$454/$71,344

(1)	Value of the exercisable and unexercisable options is calculated on the basis of the difference between the option exercise price and $25.37, the closing market price of the Common Stock as reported by NASDAQ on June 25, 2004 (the last business day before the fiscal year end).

Directors’ Compensation

      Directors who are not employed by or consultants to the Company receive an annual retainer of $15,000 and fees of $1,500 for each Board of Directors meeting attended and $500 for each committee meeting attended in person or by telephone conference that is not held in conjunction with a Board of Directors meeting. Non-employee directors are also reimbursed for expenses incurred in attending meetings in person or by telephone conference.

      In May 1995, the Board of Directors adopted, and the Company’s stockholders subsequently approved, the Riviana Foods Inc. Non-Employee Director Stock Option Plan. Certain amendments to the plan were adopted by the Board in August 1997 and August 2003. Under this amended plan, upon election to the Board of Directors, non-employee directors are eligible to receive 5,000 stock options and 2,000 stock options on May 17 of each year thereafter at a per share option price equal to the closing price of the Company’s stock on such date. The Option vests equally over four years beginning one year from the date of grant depending on the attainment by the Company of certain performance objectives and expires ten years after the date of the grants.

Compensation and Stock Option Committee Interlocks and Insider Participation

      During fiscal 2004, no executive officer of the Company served as (i) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Compensation and Stock Option Committee, (ii) a director of another entity, one of whose executive officers served on the Compensation and Stock Option Committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

Compensation Committee Report on Executive Compensation

      The following report has been provided by the Compensation and Stock Option Committee (the “Committee”) of the Board of Directors. This report summarizes the Company’s current overall compensation philosophy and program objectives. Detailed descriptions of the Company’s compensation programs are provided as well as the bases for the Company’s fiscal 2004 compensation for the Company’s named executive officers, including the Chief Executive Officer (“CEO”).

Overall Objectives of the Executive Compensation Program

      The Company’s executive compensation philosophy and program objectives primarily are directed by two guiding principles. First, the program is intended to provide competitive levels of compensation, at expected levels of performance, in order to attract, motivate and retain talented executives. Second, the program is intended to create an alignment of interests between the Company’s executives and stockholders so that a significant portion of each executive’s compensation is directly linked to maximizing stockholder value.

      In support of this philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Company’s short-term and long-term success. The Company attempts to provide both short-term and long-term incentive compensation that varies based on corporate and individual performance.

      The executive compensation program has been structured with three primary components: base salary, annual incentives (i.e. bonus plan), and long-term incentives (i.e. stock options). The following sections of this report describe the Company’s plans by component of compensation and discuss how each component relates to the Company’s overall executive compensation philosophy.

      In this report, reference is made to the use of competitive market data as a criterion for establishing targeted compensation levels. The Company targets the market 50th percentile for its total compensation program. The Company utilizes published survey data and data obtained from independent consultants for general industry and food industry companies similar in size to the Company. The published surveys include data on over 100 companies of comparable size to the Company, as measured by revenues.

Base Salary Program

      The Company’s base salary program is based on a philosophy of providing base compensation levels at or near the market 50th percentile. The Company periodically reviews its executive compensation levels to assure consistency with the external market. The Company believes it is important to provide competitive salaries over time in order to attract and retain talented executives.

      Annual base salary adjustments for the Company are based on several factors: general levels of market salary increases, individual performance, competitive base salary levels and the Company’s overall financial results. For purposes of determining base salary adjustments, the Company reviews performance qualitatively, considering total stockholder returns, the level of earnings, and each individual’s contributions. These criteria are assessed qualitatively and are not weighted. All base salary adjustments are based on a philosophy of pay-for-performance and an individual’s value to the Company. As a result, employees with higher levels of performance sustained over time will be paid correspondingly higher salaries.

      All of the Company’s named executive officers, including the CEO, received a base salary increase in fiscal 2004 of approximately 3.5%. The base salary increase is usually based on general market movement of executive base salaries and a qualitative assessment based on the factors discussed above.

Annual Bonus Plan

      The Company’s annual bonus plan is intended to (a) reward key employees based on Company and individual performance, (b) motivate key employees and (c) provide competitive cash compensation opportunities to plan participants. Under the annual bonus plan, target award opportunities vary by individual position and are expressed as a percent of base salary consistent with the market 50th percentile award levels. The amount a particular executive may earn is directly dependent on the individual’s position, responsibility and ability to impact the Company’s financial success.

      The annual bonus plan consists of two key components. First, 60% of the award opportunity is tied to corporate profitability relative to an annual profit plan. Second, the remainder of the award opportunity is tied to a qualitative assessment of individual performance. Actual awards payable under the plan vary based on both profitability and individual performance. For fiscal 2004, the Company’s consolidated profit fell considerably below the annual profit plan. Accordingly, no company performance portion of the bonus is expected to be paid except to Mr. W. David Hanks who oversees the international operations. The international operations’ profit exceeded the annual profit plan for the fiscal year. However, all named executive officers, including the CEO, are expected to receive an award based on a qualitative assessment of individual performance.

Long-Term Incentive Plan

      The Company’s Long-Term Incentive Plan (“LTIP”) is designed to focus executive efforts on the long-term goals of the Company and to maximize total return to stockholders. The long-term incentive device used by the Committee is stock options.

      Stock options align the interests of employees and stockholders by providing value to the executive through stock price appreciation only. All stock options granted in fiscal 2004 have a ten-year term before expiration and are fully exercisable within nine years of the grant date.

      Stock option grants were made to key executives in fiscal 2004. The Company’s aggregate stock option grant levels approximate the market 50th percentile. The number of shares actually granted to individual participants was based on the individual’s position and level of responsibility within the Company. These factors were assessed subjectively and are not weighted.

      The Committee granted 10,000 stock options at 100% of fair market value to the CEO in fiscal 2004. 50% of these options vest equally over a five-year period beginning one year from the date of the grant; the other 50% vest equally over a five-year period upon achievement of certain corporate profitability standards determined by the Committee.

Section 162(m)

      Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), public companies are precluded from receiving a tax deduction on compensation paid to executive officers in excess of $1,000,000. The Company anticipates that all of its stock option grants satisfy the requirements of Section 162(m). None of the named executive officers have had cash compensation in excess of $1,000,000 in fiscal 2004.

      The foregoing report of the Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this report by reference therein.

Retirement Plan

      The Company maintains a qualified Retirement Plan (the “Retirement Plan”) that covers all United States employees of the Company, including the executive officers, who have completed one year of service and attained the age of 21. Normal retirement benefits, payable upon retirement at age 65, equal the sum of the employee’s annual retirement benefits accumulated on June 30, 1989 (the “June 30, 1989 Accrued Benefit”), if any, plus an annual benefit equal to 2% of the employee’s cumulative compensation from July 1, 1989 through July 31, 2003 and 1.5% of the employee’s cumulative compensation after July 31, 2003. The June 30, 1989 Accrued Benefit is determined by multiplying 2% of the employee’s average compensation for the highest five consecutive years prior to June 30, 1989 by the employee’s years of credited service at age 65 (not to exceed 35 years) and subtracting from this amount 1.67% of the employee’s estimated Social Security benefits multiplied by the employee’s years of credited service at age 65 (not to exceed 30 years), prorated to reflect service through June 30, 1989 only. Compensation on which the Retirement Plan benefits are calculated is limited in accordance with the Code. The current limit in effect for the fiscal year ending June 30, 2003 is $200,000.

      In order to provide additional retirement benefits to employees whose benefits under the Retirement Plan are limited by restrictions imposed by the Code, including annual benefit limitations and the compensation limitations described above (“Code Limitations”), the Company adopted a Benefit Restoration Plan (the “Benefit Restoration Plan”) effective December 1, 1988 for the benefit of designated officers (“Initial Participants”) and for other executive employees who may be designated as participants after December 1, 1988 (“New Participants”). There are five Initial Participants, Messrs. Hafner, Hanks, Ray, Mohindra and Haines. Under the Benefit Restoration Plan, the retirement benefit payable at age 65 is equal to the excess of:

(a) in the case of New Participants,

(i) the benefit that would have been payable under the Retirement Plan in accordance with the formula described above in the first paragraph, but without Code Limitations, over

(ii) the benefit actually payable under (A) the Retirement Plan (which takes into account the Code Limitations), and (B) the Company’s Management Security Program, described below, taken together; and

(b) in the case of Initial Participants,

(i) 2% of the employee’s average compensation for the five consecutive years prior to the employee’s retirement multiplied by the employee’s years of credited service (not to exceed 35 years) minus 1.67% of the employee’s estimated Social Security benefits multiplied by the employee’s years of credited service (not to exceed 30 years), over

(ii) the sum of (A) the benefit determined under the formula set forth in paragraph (b)(i) above, but limited by the Code Limitations as in effect on June 30, 1989 (to be indexed in subsequent years), and (B) the benefit actually payable under the Company’s Management Security Program, taken together.

      The Management Security Program was established by the Company in 1975 to provide supplemental retirement income benefits to designated employees based on an individualized formula. The Management Security Program was frozen in 1977 and no participants have been added or benefits increased since that time. There are currently four active employees covered by the Management Security Program, including Messrs. Hafner, Hanks and Ray.

      The total estimated annual benefits under the Retirement Plan, the Benefit Restoration Plan, and the Management Security Program, taken together, payable upon retirement at age 65 in a life annuity form are: $468,388 for Mr. Hafner; $224,046 for Mr. Hanks; $125,988 for Mr. Ray; $104,746 for Mr. Mohindra, and $99,766 for Mr. Haines. Other forms of benefit payment may be available or operative under such plans.

STOCK PERFORMANCE GRAPH

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

AMONG RIVIANA FOODS INC., THE S&P MIDCAP 400 INDEX
AND A PEER GROUP

	Cumulative Total Return

	6/27/99	7/2/00	7/1/01	6/30/02	6/29/03	6/27/04

Riviana Foods Inc.	100.00	94.87	102.31	147.71	164.35	157.45
S & P Midcap 400	100.00	116.98	127.36	121.35	120.48	154.20
Peer Group	100.00	87.52	104.40	149.56	144.66	169.56

SIGNATURES

      Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

RIVIANA FOODS INC.

By:	/s/ W. DAVID HANKS

W. David Hanks
Executive Vice President
and Assistant Secretary

SCHEDULE I

PARENT DESIGNEES

Current Principal Occupation or
Employment/Material Positions Held
Name, Age & Country of Citizenship	Title	During the Past Five Years

José Manuel Fernández Norniella, 58 Spain	Chairman of the Board	Mr. Fernández Norniella is Chairman of Ebro Puleva and has held this position since April 2000. He is a Director of Herba Foods S.L. and has held this position since March 2002. He is Chairman of the High Chamber of Commerce, Madrid, Spain and has held this position since September 1998. He is a Director of Iberia and has held this position since June 2003. He is a Director of Endesa and has held this position since August 1998. He is a Director of Enegas and has held this position since October 2002. He is a Director of Chilectra Chile and has held this position since October 1998. Previously, he was Vice-Chairman of Aldeasa from August 1998 until March 2000. Previously, he was a Director of Aldeasa from July 1998 until August 2000. Previously, he was a Director of INASA from May 2000 until January 2004. Previously, he was a Director of Campos Chilenos from May 2000 until January 2004.
Antonio Hernández Callejas, 49 Spain	Vice-Chairman and Chief Executive Officer	Mr. Hernández Callejas is Vice-Chairman and Chief Executive Officer of Ebro Puleva and has held these positions since January 2002. He is Chairman of Herba Foods S.L. and has held this position since March 2002. He is Chief Executive Officer of Herba Ricemills, S.L. and has held this position since December 2001. Previously, he was Chief Executive Officer of Arrocerias Herba, S.A. from February 2000 until December 2001.
Guillermo Mesonero-Romanos Aguilar, 46 Spain	Vice-Chairman	Mr. Mesonero-Romanos Aguilar is Vice- Chairman of Ebro Puleva and has held this position since December 2000. He is Vice-Chairman of Puleva Foods, S.L. and has held this position since December 2000. He is Vice-Chairman of Puleva, S.A. and has held this position since October 2000.
Jaime Carbó Fernández, 43 Spain	Director and Chief Financial Officer	Mr. Carbó Fernández is a Director and Chief Financial Officer of Ebro Puleva and has held these positions since June 2000. Previously, he was a Director of Damel, S.A. from September 1999 until September 2000.
Miguel Ángel Pérez Álvarez, 39 Spain	Secretary	Mr. Pérez Álvarez is Secretary of Ebro Puleva and has held this position since June 2001. He is a Director of Herba Foods S.L. and has held this position since March 2002. He is a Director of Azucarera Ebro, S.L. and has held this position since April 2001. Previously he was a Director of Ebro Puleva from June 2001 until April 2004.

Current Principal Occupation or
Employment/Material Positions Held
Name, Age & Country of Citizenship	Title	During the Past Five Years

Eugenio Ruiz-Galvez Priego, 59 Spain	Director	Mr. Ruiz-Galvez Priego is a Director of Ebro Puleva and has held this position since July 2000. He is Chief Executive Officer of Azucarera Ebro, S.L. and has held this position since April 2001. Previously, he was a Director of Aragonesas Industrias y Energía from March 1994 until November 2002. Previously, he was a Director of Grupo Uralita from September 1997 until December 2002.

ANNEX B

PERSONAL AND CONFIDENTIAL

July 23, 2004

Board of Directors

Riviana Foods Inc.
2777 Allen Parkway
Houston, TX 77019

Gentlemen:

      You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Riviana Foods Inc. (the “Company”) of the $25.75 per Share in cash proposed to be received by the holders of Shares in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of July 23, 2004 (the “Agreement”), among Ebro Puleva, S.A. (“Ebro”), Ebro Puleva Partners G.P. (“Acquisition Sub”), a general partnership whose general partners are Ebro and Herba Foods S.L., and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $25.75 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Acquisition Sub) will be converted into the right to receive $25.75 in cash.

      Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as underwriter with respect to the initial public offering of Shares in March 1995. Thomas B. Walker, Jr., a former Managing Director of Goldman, Sachs & Co., is a director of the Company and is also the father of Thomas B. Walker III, a current Managing Director of Goldman, Sachs & Co. We also may provide investment banking or other services to the Company or Ebro in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

      Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Ebro and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Ebro for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

      In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 29, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial

B-1

condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded (and noted the relative illiquidity of the Shares), reviewed the financial terms of certain recent business combinations in the food industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

      We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $25.75 in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

Goldman, Sachs & Co.

B-2

Exhibit (a)(1)(C)

RIVIANA FOODS INC.

P. O. BOX 2636 • HOUSTON, TEXAS 77252

TELEPHONE (713) 529-3251
FACSIMILE (713) 529-1661

July 30, 2004

Dear Stockholder:

      We are pleased to inform you that on July 23, 2004, Riviana Foods Inc. entered into an Agreement and Plan of Merger with Ebro Puleva S.A. and Ebro Puleva Partners G.P., which provides for the acquisition of Riviana by Ebro Puleva S.A. Under the terms of the Merger Agreement, Ebro Puleva Partners G.P. today commenced a tender offer to purchase all of Riviana’s outstanding shares of common stock at a price of $25.75 per share in cash. Following the successful completion of the tender offer, Ebro Puleva Partners G.P. will be merged with Riviana, and all outstanding shares of Riviana common stock not purchased in the tender offer (other than shares held by stockholders who have properly exercised appraisal rights under Delaware law) will receive in the merger the same $25.75 per share in cash consideration. The tender offer is subject to certain conditions, including the conditions that (i) at the expiration of the tender offer there shall have been validly tendered and not withdrawn a number of shares of Riviana common stock which constitutes at least 66 2/3 percent of all of the outstanding shares of Riviana common stock on a fully diluted basis, and (ii) any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other requisite waiting periods (or extensions thereof) under other applicable antitrust laws and regulations have expired or been terminated.

      Your Board of Directors has approved the Merger Agreement and the transactions contemplated thereby and determined that the tender offer and the merger are advisable and fair to and in the best interests of the stockholders of Riviana and recommends that all stockholders of Riviana accept the tender offer and tender all of their shares pursuant to the tender offer. All directors of Riviana have agreed to tender their shares and, if a stockholder vote is required, to vote in favor of the merger.

      Enclosed for your consideration are copies of the tender offer materials and Riviana’s Schedule 14D-9 being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, we call your attention to Item 4 of the Schedule 14D-9 which describes both the reasons for the Board’s recommendation and certain additional factors that stockholders may wish to consider before taking action with respect to the tender offer.

      On behalf of the management and directors of Riviana, we thank you for the support you have given Riviana.

Sincerely,

Frank A. Godchaux III
Chairman of the Board of Directors